EXHIBIT 1.01

Conflict Minerals Report of Cenveo, Inc. in Accordance with Rule
13p-1 under the Securities Exchange Act of 1934

Introduction

This Conflict Minerals Report (this “Report”) of Cenveo, Inc. (“Cenveo”) for calendar year 2014 has been prepared in accordance with Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. Please refer to the Rule, Form SD and Release No. 34-67716 issued by the Securities and Exchange Commission (“SEC”) on August 22, 2012 for definitions to the terms used in this Report, unless otherwise defined herein.

The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TG metals”) for the purposes of this assessment. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict. Cenveo has determined that certain of its operations manufacture or contract to manufacture products which contain 3TG metals that are necessary to the functionality or production of such products. As a result, Cenveo has implemented policies, procedures and a due diligence process to determine whether it has sourced any of the 3TG metals contained in its products from the Covered Countries.

Description of Cenveo’s Products Covered by this Report

This Report relates to products (i) for which conflict minerals are necessary to the functionality or production of those products, (ii) that were manufactured or contracted to be manufactured by Cenveo, and (iii) for which the manufacture was completed during calendar year 2014. Such products (the “Covered Products”) are print-related products.

Design of Due Diligence Measures

In accordance with the Rule, Cenveo conducted a good faith reasonable country of origin inquiry regarding the 3TG metals contained in the Covered Products. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of such 3TG metals originated in the Covered Countries and whether any of such 3TG metals may be from recycled or scrap sources. Cenveo also undertook due diligence measures to determine the source and chain of custody of necessary conflict minerals used in its products. Cenveo's design of its due diligence program conforms in all material respects with the five step framework established by the Organisation for Economic Co-operation and Development (“OECD”) in its “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013” (the “OECD Framework”), an internationally recognized due diligence framework.

Cenveo’s due diligence measures were based on the due diligence tools created by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative’s (“GeSI”) Conflict-Free Sourcing Initiative which includes the Conflict Minerals Reporting Template (“CMRT”), a supply chain survey designed to identify the smelters and refiners of 3TG metals who provide those 3TG metals to our suppliers. As a company in the business of manufacturing print-related products, Cenveo is several levels removed from the sources of ores from which 3TG metals contained in the Covered Products are produced and the smelters and refiners that process those ores. Cenveo does not make purchases of raw ore or unrefined 3TG metals and makes no purchases in the Covered Countries. Cenveo must therefore rely on its suppliers to provide information regarding the origin of the 3TG metals contained in the Covered Products. Moreover, Cenveo believes that the smelters and refiners of the 3TG metals contained in the Covered Products are best situated to identify the sources of such 3TG metals, and therefore has taken steps to identify the applicable smelters and refiners of such 3TG metals in its supply chain.

Due Diligence Measures Performed

Cenveo's due diligence measures included, but were not limited to:

-	Adopting a Conflict Mineral Policy (published at www.cenveo.com), incorporating the standards set forth in the OECD Framework;

-	Expanding and improving education and training to company personnel;

-	Incorporating conflict mineral due diligence procedures into assigned roles and responsibilities;

-	Conducting an internal assessment to identify materials that could contain 3TG metals and suppliers who sourced those materials to Cenveo;

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Conducting a survey on our supply chain to obtain country of origin information for the necessary 3TG metals in our products using a slightly modified version of the CMRT as a basis to identify the applicable smelters and refiners and countries of origin of the 3TG metals in our products;

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Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as "conflict free" by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for 3TG metals;

-	Finding alternative suppliers for vendors not responding timely and sufficiently;

-	Working with suppliers and operations to identify alternative sources for conflict mineral materials; and

-	Updating vendor records to include more detailed supplier information related to regulatory requirements.

Results of Due Diligence Measures

As a result of a lack of information from its suppliers for certain materials and/or contracted to manufacture products, Cenveo is unable to make a reasonable determination as to the country of origin of 3TG metals contained in its products.

Future Due Diligence Measures

In the next compliance period, Cenveo will continue to take steps to enhance its due diligence program to further mitigate the risk its necessary conflict minerals contained in the Covered Products finance or benefit armed groups in the Covered Countries. The steps include but are not limited to:

-	Continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain;
-    Continuing to identify alternative suppliers for vendors not responding timely and sufficiently;
-     Continuing to identify alternative sources for conflict mineral materials;
-     Continuing to expand and improve internal education and training to company personnel; and
-     Continuing to utilize and adopt system technology that can assist in oversight of sourced material.

Independent Private Sector Audit

Pursuant to the Rule, an independent private sector audit is not required for this Report.